BIOLIFE SOLUTIONS, INC.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington, 98021
November 30, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioLife Solutions, Inc.
Registration Statement on Form S-3
File No. 333-275645
Request for Acceleration
Acceleration Request
Request Date: December 4, 2023
Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioLife Solutions, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275645) to become effective at 4:30 p.m. Eastern Time on December 4, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely,

BIOLIFE SOLUTIONS, INC.

By:	/s/ Roderick de Greef
Roderick de Greef
President and Chief Executive Officer
(Principal Executive Officer)

cc:	Troy Wichterman, BioLife Solutions, Inc.
Michael A. Hedge, K&L Gates LLP
Jason C. Dreibelbis, K&L Gates LLP